SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Quarterly Results – 4Q10” dated on February 16, 2011

Prices on February 15, 2011

ON – TLPP3 – R$ 39.00
PN – TLPP4 – R$ 38.80
ADR – TSP – US$ 23.21
Market Cap – R$ 19,675.77 million

Telecomunicações de São Paulo S/A – TELESP (BM&FBOVESPA: TLPP3 and TLPP4, NYSE: TSP), releases today its consolidated results for the fourth quarter of 2010, presented in accordance with the International Accounting Standards (IFRS) and in accordance with the pronouncements, interpretations and orientations issued by the Accounting Pronouncements Committee, effective on December 31, 2010. As a result, there were some changes in 2010 relating to the layout and evaluation that had been applied until December 31, 2009, as detailed in the Additional Notes item, note 3. The following controlled and wholly owned subsidiaries companies are consolidated by the Company: A. Telecom S.A., Telefônica Data S.A., Telefônica Sistema de Televisão S.A., Aliança Atlântica Holding B.V., Companhia AIX de Participações, Companhia ACT de Participações and Ajato Telecomunicações Ltda.

BOARD OF DIRECTORS’ MESSAGE

The great efforts to quality improvements and a commercial repositioning made 2010 an important year for Telefônica, marked by major advances and achievements.

With the continuous focus on services quality and in the improvement of customer relationship, Telefônica has reversed the downward trend of fixed telephony, with a significant reduction of churn. The Company was one of the few large companies of fixed telephony that was able to increase its lines base, with 39 thousand net additions during 2010. In broadband, we reached the mark of 3.3 million clients at the end of 2010, registering a gain of 680 thousand new accesses, the highest of the Company’s history.

In the corporate segment, the Company achieved important customers and acted as a provider of integrated telecommunications solutions, aiming to strengthen its positioning and increase the satisfaction of these customers.

The improvement of customer’s satisfaction indexes, coupled with the annual reduction of churn in all services demonstrate the efficiency of investments realized by the Company.

It is observed a clear trend in the development of integrated and complete offers in the market. In this context of competitiveness, convergence and innovation, the Company will focus the efforts to capture the market growth, through the valorization of fixed telephony and convergent proposals with broadband and Pay TV, providing a differentiated customer experience.

The Company ended in the year of 2010 with 15,100 revenue generating units, a 5.0% growth in relation to the previous year. However, there is a clear change in the mix of provided services, with a significant increase in the access representativeness of broadband on lines in service, which rose from 23.4% in 2009 to 29.4% in 2010.

Broadband - offered under the brands “Speedy”, “Ajato” and “Fiber”, reached 3.3 million of clients at the end of 2010, a growth of 25.8% or 680 thousand net additions in relation to 2009, the highest gain of clients in Telesp´s history. This evolution reflects the customer’s confidence on the Company’s commitment to quality. The improvement of this service also keeps guarantying lower levels of churn and an expressive rise in the customer’s satisfaction index of broadband, which implies in the recovery of the Company’s market share in this business.

Lines in Service – the new operational model of Telesp with focus on quality continues reflecting advances in services and in customer’s satisfaction. In this context, we highlight the higher quantity of lines at the end of 2010 compared to the end of 2009, registering 39 thousand net additions in the period.

Pay TV - the Company’s repositioning in relation to this product, with focus on quality, was reflected both in the recovery of customers base as in the churn reduction. Thus, the highlights are the 21 thousand net additions in the 4Q10 compared to the 3Q10, a growth of 4.5%.

FINANCIAL HIGHLIGHTS

As of 2010 the breakdown of Gross Operating Revenues is presented with net values of discounts granted. Consequently, the consolidated information of 2009 were adjusted and showed for comparative purposes using the same criteria.

The Net Operating Revenues in 2010 was R$15,756.1 million, remaining virtually stable in relation to 2009, as well as in the 4Q10 x 4Q09 basis. This effect is mainly justified by a rise of broadband revenues and corporate data, beyond the increase of domestic long distance revenue, explained by higher mobile incoming traffic with the “15” use (selection code of the operator). These variations were offset by a revenue reduction of local fixed telephony, explained by a drop of VC1 and fixed-to-fixed traffics, despite the increased number of lines in service.

The EBITDA in 2010 was R$5,460.2 million, a decrease of 7.5% when compared to the R$5,903.5 million in the year of 2009. In turn, the EBITDA Margin reached in 2010 was 34.7%, a reduction of 2.7 p.p. in relation to the 37.3% margin registered in the year of 2009, while in the quarterly comparison, the EBITDA Margin decreased 0.5 p.p., from 36.0% in 4Q09 to 35.6% in 4Q10. These variations are mainly related to changes of the mix of provided services, with a revenue reduction of traditional telephony, which have higher margins and increase of data revenues in both residential and corporative segment, beyond higher domestic long distance revenue from mobile incoming traffic. There was also an increase of commercial expenses, mainly with customer service, due to higher focus in quality and customer attention. These effects were partially offset by a significant reduction in the bad debt provisions in the period. The annual evolution of EBITDA Margin is affected by the positive non-recurring impact occurred in 2009, derived from the change in the estimate of provisions for contingencies and by the accounting in 2010 of a positive impact by the sale and cession of the right of use of non-strategic assets, partially offset by non-recurring expense related to reorganization of personnel.

The accumulated Capex in 2010 was R$2,441.4 million, presenting an increase of 9.9% compared to 2009. The investments in broadband and new businesses were intensified through the expansion and modernization of our network, the improvement of ours systems and the processes of customer’s relationship. As a percentage over net operating revenues, the ratio was from 14.1% in 2009 to 15.5% in 2010.

OPERATING REVENUES

The gross operating revenue in 2010 totaled R$21,359.0 million, registering a reduction of 1.0% in relation to 2009, compared to a growth of 0.5% in the 4Q10 x 4Q09 basis. The variations are justified by the following items:

Fixed Telephony

Local: reached R$10,033.0 million in 2010, a decrease of 6.0% in relation to the R$10,675.3 million registered in 2009. In the 4Q10 x 4Q09 basis, the local fixed telephony revenue registered a drop of 6.2%. The rise in the monthly fee revenue, due to the positive net additions of 39 thousand lines in service registered in the year, beyond the tariff readjustment of most alternative plans as of August, 2010, were offset by a reduction of local fixed telephony revenue, explained by a drop of VC1 and fixed-to-fixed traffics.

Domestic long distance: in 2010 totaled R$4,876.4 million, an increase of 2.2% in relation to the 2009 year. In the 4Q10 x 4Q09 basis, the increase was 3.9%. These effects are mainly explained by higher mobile incoming traffic with the “15” use (selection code of the operator) and by the tariff readjustment of 0.66%, effective from October, 8, 2010, partially offset by a reduction of fixed incoming traffic.

International long distance: reached R$96.2 million in 2010, a decrease of 5.0% related to the 2009 year in comparison with a 1.5% reduction in the 4Q10 x 4Q09 basis. These evolutions are justified by a decrease of traffic in the period.

Data Transmission

The data transmission revenues reached R$4,304.4 million in 2010, an increase of 9.5% when compared to the year of 2009 and a significant acceleration of 18.5% in relation to the 4Q10 x 4Q09 basis. These growths are justified by the actions of encourage sales and the Company’s commitment to quality, reflected in an expressive increase in the customer’s satisfaction index and in a higher customer base. There were 680 thousand net additions of broadband, the highest gain of the Company’s history. Additionally, it was registered in the period a rise of data revenue in the corporate segment.

Interconnection revenues

In 2010 totaled R$524.7 million, an increase of 7.7% when compared to the 2009 year. This variation is related to higher mobile incoming traffic. On the other hand, there was a reduction of 7.5% in the 4Q10 x 4Q09 basis, because of concentration of commercial efforts from mobile operators in 4Q09 to encourage the on-net traffic and fixed termination, this last one raising the comparative base.

Pay TV

In 2010 totaled R$478.1 million, registering a decrease of 2.9% in relation to the 2009 year. This effect is mainly related to the lower average customer base in the period. However, it is important to highlight the trend change of 4Q10, with 21 thousand net additions, due to the Company’s repositioning in relation to this product and the significant churn reduction in the period.

Others

In 2010 registered R$1,046.2 million, a decrease of 7.1% when compared to the 2009 year. This reduction is mainly justified by lower revenues of goods resale and value added services, partially offset by a revenue increase explained by providing integrated solutions for the corporate segment.

OPERATING EXPENSES

The operating expenses in 2010 totaled R$10,295.9 million, registering an increase of 4.0% related to 2009, compared to a rise of 0.9% in the 4Q10 x 4Q09 basis. The variations are explained by the following items:

Interconnection expenses: in 2010 totaled R$4,521.0 million, a rise of 3.1% in relation with the 2009 year, compared to a 7.6% increase in the 4Q10 x 4Q09 basis. Such effects are mainly explained by higher expenses with total unbundled loops, increase of mobile incoming traffic with the “15” use (selection code of the operator) and VUM readjustment of 0.67% in February 2010.

Personnel expenses: reached R$1,030.5 million in 2010, a growth of 42.6% in relation to the 2009 year. This performance is mainly justified by reversal of labor contingencies in 2Q09 in the amount of R$159 million, which decrease the comparative base, by the salaries readjustments granted in the period and by the non-recurring expense related to reorganization of personnel in the amount of R$74.8 million, accounted in 4Q10.

Outsourcing expenses: reached R$4,101.5 million in 2010, an increase of 13.0% when compared to the 2009 year, while the 4Q10 x 4Q09 basis records a growth of 9.0%. These effects are related to the increase of commercial expenses, mainly with customer service, as a result of the Company’s commitment to quality and customer’s satisfaction, by the higher concentration of advertising campaigns in the year of 2010, beyond higher expenses with network maintenance.

Bad Debt Provisions: from R$564.6 million in 2009 to R$386.3 million in 2010 year, a decrease of 31.6% in comparison with a 42.1% decrease in the 4Q10 x 4Q09 basis. As a percentage of the net operating revenues, the ratio decreases from 3.6% in 2009 to 2.5% in 2010. This effect is explained by an improvement in the customer base profile through the Company's strong performance in its practice of commercial policy and collection. We highlight the 1.8% PDD percentage on net operating revenue registered in 4Q10, one of the lowest levels already reached by the Company.

Taxes: reached R$353.7 million in 2010, a decrease of 7.5% related to the 2009 year, compared to a 15.3% reduction in the 4Q10 x 4Q09 basis. These variations are justified by the drop of taxes resulting from the services between Telesp and subsidiaries. This effect is partially offset by an increase in FUST and FUNTEL in the period.

Investment gains (losses): in 2010 presented a positive result of R$2.9 million, compared to an also positive result of R$18.8 million in 2009 year. This variation is justified by the effect of equity accounting of shareholding on Cable TV operators.

Other operating revenues (expenses): reached R$94.2 million in 2010, mainly justified by the sale and cession of the right of use of non-strategic assets during 2010 in the total of R$320.6 million, partially offset by the cost of sold goods to the corporate segment.

Depreciation and Amortization: from R$2,505.5 million in 2009 to R$1,913.5 million in 2010, a decrease of 23.6% explained by the adoption of new terms for determinate categories of assets, which resulted in changes in the useful life time related to those practiced in 2009. Because it is a change in accounting estimate, the effects of this change were recorded prospectively from the year 2010 on. This movement generated a reduction of R$399.6 million in the depreciation expense in the year and R$63.6 million in 4Q10.

FINANCIAL DATA

Financial Investments: the Company invests the excess cash and cash equivalents of R$1,547.8 million, mainly in financial investments (Certificados de Depósitos Bancários) in short-term, based on the variation of the CDI. The Company diversifies its exposure investing in different first line financial institutions, in accordance to the credit limits and diversification set on the Company’s current credit risk policy.

Loans and Financing: on December 31, 2010, the Company had a liability of R$1,825.7 million, from which R$17.3 million were loans denominated in foreign currency raised at fixed interest rates (with swap for %CDI rate), and the amount of R$1,808.4 million in loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES).

BNDES: In 2007, BNDES approved a credit for Telesp to realize investments in products and services that are produced domestically. The totally of these amounts already have been withdrawn and invested on network modernization and expansion of voice, data and video and the respective investments are proven and accepted by BNDES. In 2010, Telesp initiated the principal amortization of this credit line.

Derivatives: all Company’s financial derivative contracts aim the optimization of financial costs through the protection of exchange risk resulting from assets and liabilities in foreign currency, in accordance to the corporate policy of risk management. Following this, eventual variations on risk factors result in an inverse effect intended to protection. Therefore, the Company doesn’t have financial derivative instruments to speculation propose and the rights and obligations subject to exchange variation are hedged.

On December 31, 2010, for protection of currency variations risk propose, 100% of the Company’s financial debt denominated in foreign currency was covered by asset positions of exchange hedge x “CDI” with fair value of R$17.3 million, equivalent to the fair value of this debt.

From the month of May 2010, the Company initiated the contract of derivative operations to minimize the currency variation risk of its assets and nonfinancial liabilities in foreign currency. This balance suffers daily changes due to the dynamic of its business, however, the Company aims to cover the net balance of this rights and obligations to minimize their currency risk. On December 31, 2010, the Company had asset positions of currency derivatives (USD) with fair value of R$3.9 million to cover its net commitments in dollars of R$5.6 million and liabilities positions of currency derivatives (EUR) with fair value of R$83.2 million to cover its net balance receivable in euro of R$84.1 million.

For the period ended on December 31, 2010, the derivative operations generated a negative net consolidated result of R$2,179.7 thousand, while the currency operations generated a negative net consolidated result of R$2,260.2 thousand and the operations to cover the debentures fixed spread (settled in June, 2010) generated a positive result of R$80.5 thousand.

On December 31, 2010 it was recognized a balance of R$166.4 thousand as asset and a balance of R$28.0 million as liability to reflect the derivatives position on the mentioned date.

Financial Result: Until the period ended on December 31, 2010, the financial result reached -R$120.7 million, improving R$68.1 million or 36.0% when compared to the same period of 2009, mainly due to lower net debt. In relation to the same quarter of the previous year, the result was better in R$19.2 million or 37.1% due to the same effect.

ADDITIONAL NOTES

1) RECENT CORPORATE EVENTS

a) Corporate Restructuring involving A. Telecom S.A. – On December 30, 2009, Telesp´s 30th Extraordinary General’s Meeting approved the A. Telecom spun-off part and subsequent merger of spun-off part by Telesp. This transaction included the transfer of fixed assets and intangible rights related to a parcel of A. Telecom customer’s base. The spun-off part merged by Telesp was in the amount of R$99 million. The mentioned merger didn´t increase the capital stock in the Company.

b) Corporate Restructuring involving Telesp and Vivo Part. - The managements of Vivo Participações S.A. (“Vivo Part.”) and of Telecomunicações de São Paulo S.A. – Telesp ("Telesp") (jointly referred to as “Companies”), in compliance with and for the purposes of CVM Instructions Nr. 319/99 and 358/02 inform that, on December, 27, 2010, their respective Board of Directors’ have approved a proposal of corporate restructuring regarding the merger of shares of Vivo Part. Into Telesp, aiming the unification of the shareholding positions of the Companies (“Corporate Restructuring”), as Relevant Fact published on December, 28, 2010 in the newspaper Valor Econômico and on December, 29, 2010, in the newspaper Diário Oficial do Estado de São Paulo.

The Corporate Restructuring aims to simplify the current organizational structure of the Companies, both publicly-held companies and listed in BM&FBOVESPA and with American Depositary Receipts (“ADRs”) traded in the United States of America, allowing their respective shareholders to participate in one company with shares traded in Brazilian and U.S. stock exchanges, with greater liquidity, as well as provide rationalization of the costs structure of the Companies and facilitate the integration of businesses and the generation of synergies arising thereof, positively impacting the Companies. For the implementation of the Corporate Restructuring will be adopted the recommendations provided by Parecer de Orientação CVM n° 35/08 and therefore, independent special committees (“Special Committees”) were formed in Vivo Part. and in Telesp, for negotiation of the exchange ratio of shares and to give their opinion in respect to the other conditions of the Corporate Restructuring that may be proposed, and to subsequently submit their recommendations to the Boards of Directors of the Companies.

In addition, financial advisors and specialized companies will be retained for the preparation of complementary studies regarding the transaction and the following preparation of the valuation reports of the Companies, that shall be used as reference for the determination of the exchange ratio of shares and the increase of capital stock resulting from the merger of shares, and, still, for the purpose of article 264 of Law N. 6,404/76.

The Corporate Restructuring will be subject to shareholder’s deliberation in the Extraordinary Shareholder’s meetings specially summoned by call notices for this purpose, guaranteed the withdrawal rights to dissenting shareholders, as provided by law.

2) TARIFFS READJUSTMENT OCCURRED IN 2010

a) Fixed-to-Fixed Tariff – On October 5, 2010, through Edicts# 6,418 and 6,419, Agência Nacional de Telecomunicações -Anatel approved the tariff readjustment of the Serviço Telefônico Fixo Comutado - STFC, according to the criteria established in the Concession Contracts for Local and Domestic Long Distance Services, effective as of October 8, 2010. The tariff readjustments were 0.66%.

b) Fixed-to-Mobile Tariff – On February 9, 2010, through Edict# 971, Anatel approved the 0.98% tariff readjustment for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, was also approved the readjustment of fixed-to-mobile interconnection rate (VUM) related to the VC1, VC2 and VC3 in 0.67%. The readjustments were effective as of February 13, 2010.

3) CHANGES ON THE ADOPTED ACCOUNTING PRACTICES

From 2010 the consolidated information are presented by the Company in accordance with the International Financial Reporting Standards (IFRS) issued by the IASB and in accordance with the pronouncements, interpretations and orientations issued by the Accounting Pronouncements Committee (CPC´s), effective on December 31, 2010. Consequently, the consolidated information referred to 2009 were adjusted and presented for comparative purposes using the same criteria. The adjustment of information to international accounting regulation was performed by applying IFRS 1 - First Time Adoption of International Financial Reporting Standards. Therewith, follow the main differences that impacted the financial statements at this time of transition: a) Business Combinations: the Company chose not to retroactively apply the requirements of IFRS 3 - Business Combinations, maintaining the same classification of Brazilian GAAP prior to December 31, 2008. There weren’t operations that involved business combinations in 2009 and 2010.

b) Revenue recognition: in accordance with IAS 18, revenue from services provided should be recognized in accordance with timing of the service. For purposes of IFRS, installation fee revenue shall be deferred and recognized in result during the client’s estimated period time in operational Indicators.

c) Post-employment benefits: the Company maintained its Brazilian GAAP accounting policy of immediate recognition of actuarial gains and losses, whereas for purposes of IFRS is allowed the recognition in Shareholder’s equity (other comprehensive results).

d) Proposed Dividend: according to the interpretation IFRIC 17, must be recognized a liability for dividend only when there is its effective deliberation by the administrative body responsible. Therefore, the proposed dividend above the minimum required that will be submitted for approval by the Ordinary General Shareholders' Meeting should remain in the Shareholders´ Equity in the account “Additional dividends proposed”. e) Income tax: on the adjustments previously mentioned was consisted income tax and social contribution deferred, when applicable.

f) Reclassifications: There are other accounting criteria adopted for IFRS purposes that differ from those applied in Brazil, but did not affect the Shareholders´ Equity, only the presentation of the Balance Sheet. The adjustments made refer to:

- Reclassification of judicial deposits related to liabilities (provisions) – For purposes of IFRS and CPC´s, judicial deposits must remain in the asset.

- Reclassification of income tax and social contribution deferred – For IFRS and CPC´s purposes, the balance of income tax and social contribution deferred, assets and liabilities, should be recorded as non-current.

Additionally, there were changes in the form of presentation both revenue as well as operating expenses, as follow:

a) Revenues:

The breakdown of Gross Operating Revenues will present net values of discounts granted. In addition, were made the following groupings:

- Local: presents the sum of revenues from Monthly Subscription Fee, Installation Fee, Local Service, Public Telephony and Fixed-to-mobile revenues (VC1);

- Domestic long distance: presents the sum of Fixed-to-mobile revenues (VC2 and VC3), Public long distance telephony and Domestic long distance;

- International long distance: presents the sum of revenues from International public telephony and International long distance; and

- Data Transmission: presents the sum of Infrastructure rental revenues and Data Transmission. b) Expenses - Personnel expenses: starts to include provision of labor contingencies; - Taxes: starts to include provision of tax contingencies; and

- Other operating revenues (expenses): starts to include the materials costs, net income from sale of fixed asset and investment and starts to exclude the provision of labor and tax contingencies.

CAPITAL MARKET

Telesp has common shares (ON) and preferred shares (PN) traded on BM&FBOVESPA under the ticker symbols TLPP3 and TLPP4, respectively. The Company also has ADRs, which are traded on the NYSE, under ticker symbol TSP.

The shares TLPP3 and TLPP4 closed the year priced at R$39.30 and R$42.03, presenting, respectively, an annual performance of 3.5% and -3.5% in comparison to Bovespa Index’s performance of 1.0%. The ADRs closed the year priced at US$24.44, presenting an annual performance of -2.9% in comparison to Dow Jones Index’s performance of 9.7%.

The daily average volume of TLPP3 and TLPP4 in the year was R$785.3 thousand and R$4,902.7 thousand, respectively. The ADR daily average volume for the same period was US$2,685.1 thousand.

The shares performances in 2010 are presented in the following graphic:

DIVIDENDS AND INTEREST ON OWN CAPITAL

In accordance to the Company’s Bylaws, the Company shall distribute dividends of at least 25% of adjusted net income for the year, provided that amounts are available, being preferred shares entitled to dividends 10% higher that those attributed to common shares.

The dividends deliberated in 2010 and 2009 are described in the following table:

BALANCE SHEET

Unaudited consolidated figures (Reais Million)	December '10	December '09	Δ%
ASSETS	19,966.3	20,642.7	(3.3)
Current assets	5,147.4	6,482.9	(20.6)
Cash and cash equivalents	1,556.7	2,277.0	(31.6)
Cash	8.9	10.1	(11.6)
Financial Investments	1,547.8	2,266.9	(31.7)
Net accounts receivable from customers	2,546.2	2,988.8	(14.8)
Supply and maintenance inventories	77.5	148.4	(47.8)
Deffered and recoverable taxes	659.4	712.7	(7.5)
Derivatives operations	0.2	0.6	(71.1)
Loans and financial investments	0.2	1.1	(85.9)
Recoverable prepaid expenses	66.9	60.3	11.0
Credit from associated companies	94.3	120.3	(21.5)
Other assets	146.1	173.8	(15.9)
Non-Current Assets	14,818.8	14,159.9	4.7
Long-term assets	2,786.8	2,354.0	18.4
Accounts receivable from customers	67.3	66.2	1.7
Recoverable taxes	326.7	143.9	n.a.
Deffered taxes	503.7	564.1	(10.7)
Bail of legal proceedings	1,710.7	1,335.3	28.1
Loans and financial investments	13.6	12.9	5.7
Credit from associated companies	18.0	23.5	(23.7)
Other assets	146.9	208.0	(29.4)
Investments	100.8	340.3	(70.4)
Net Permanent Assets	10,200.7	9,672.1	5.5
Net Intangible	1,730.5	1,793.5	(3.5)
LIABILITIES	19,966.3	20,642.7	(3.3)
Current liabilities	5,719.8	6,372.4	(10.2)
Suppliers	2,780.7	2,362.4	17.7
Loans and financing	420.4	1,767.6	(76.2)
Derivatives operations	9.5	8.4	13.3
Payroll and related charges	307.2	142.2	n.a.
Taxes	972.1	933.3	4.2
Consignments	139.7	148.0	(5.6)
Dividends and interest on capital	450.9	495.5	(9.0)
Accrual for contingencies	240.2	183.3	31.0
Payables to associated companies	121.0	118.2	2.3
Other liabilities	278.1	213.4	30.3
Non-Current Liabilities	2,579.3	2,970.1	(13.2)
Loans and financing	1,405.3	1,752.4	(19.8)
Taxes	38.7	22.3	73.7
Derivatives operations	18.5	23.3	(20.4)
Accrual for contingencies	665.9	756.3	(12.0)
Provisions for the pension plans	219.0	191.9	14.1
Other liabilities	231.9	223.9	3.6
Shareholders' equity	11,667.1	11,300.3	3.2
Capital Stock	6,575.5	6,575.5	0.0
Capital Reserve	2,733.6	2,733.6	0.0
Profit Reserve	659.6	659.6	0.0
Retained earnings	0.0	(8.8)	n.a.
Other comprehensive income	4.4	88.8	(95.0)
Additional dividends proposed	1,694.1	1,251.6	35.3

STATEMENT OF CASH FLOW

Unaudited consolidated figures (Reais Million)	12M10	12M09	Δ%
Cash and cash equivalents at the beginning of the period	2,277.0	1,741.0	30.8
Income before taxes	3,426.0	3,209.2	6.8
Non-cash expenses (revenues)	2,224.6	3,343.8	(33.5)
Depreciation and amortization	1,913.5	2,505.5	(23.6)
Exchange variations on loans and financing	(0.6)	(49.8)	(98.7)
Results of equity accounting	(2.9)	(18.8)	(84.6)
(Gain)/loss on asset sale	(317.5)	14.4	n.a.
Bad debt provision	386.3	564.6	(31.6)
Pension and other post-retirement benefit plans	4.5	6.4	(30.0)
Interest expenses	240.4	317.0	(24.2)
Others	0.9	4.5	(80.1)
Variations in operating assets	(282.5)	(840.3)	(66.4)
Net accounts receivable from customers	87.5	(395.2)	n.a.
Other current assets	9.8	(188.9)	n.a.
Other non-current assets	(379.8)	(256.2)	48.2
Variations in operating liabilities	(835.8)	(1,263.2)	(33.8)
Payroll, taxes and social benefits	167.0	(9.6)	n.a.
Accounts payable and provisioned expenses	95.0	80.2	18.5
Taxes	38.2	(65.0)	n.a.
Other current liabilities	43.6	(272.8)	n.a.
Labor, tax and civil provisions	(33.5)	8.2	n.a.
Other non-current liabilities	1.3	88.7	(98.5)
Interests paid	(265.8)	(328.4)	(19.1)
Income tax and social contribution	(881.7)	(764.6)	15.3
Cash provided by operations activities	4,532.3	4,449.5	1.9
Cash flow from investing activities	(1,658.7)	(2,295.9)	(27.8)
Capital increase of affiliates and subsidiaries	(3.6)	0.0	n.a.
Acquisition of fixed and intangible assets net of donations	(2,126.5)	(2,324.1)	(8.5)
Cash received on sale of fixed asset	292.9	28.2	n.a.
Cash received on sale of investment	178.5	0.0	n.a.
Cash flow from financing activities	(3,593.8)	(1,617.6)	n.a.
Loans amortization	(1,742.8)	(432.9)	n.a.
New loans obtained	74.3	272.6	(72.8)
Net payment of derivative contracts	(5.4)	31.5	n.a.
Dividends and interest on own capital	(1,919.9)	(1,488.7)	29.0
Increase (decrease) in cash and cash equivalents	(720.3)	536.0	n.a.
Cash and cash equivalents at the end of the period	1,556.7	2,277.0	(31.6)

Notes:

a) Effective as of October 8, 2010, the maximum net tariffs of Local Services, through Anatel's Edict# 6,419 of October 5, 2010, had a readjustment of 0.66% throughout the sectors 31, 32 and 34, incorporating the productivity gain of 2.633%, accordingtothe foreseen rules inthe Concession Agreement.

b)Effective as of October 8, 2010, the maximum nettariffs ofDomestic LongDistance Services,through Anatel'sEdict# 6,418 of October 5, 2010, had an average readjustment of 0.66% throughoutthe sectors 31, 32 and 34, incorporatingthe productivitygain of2.633%, accordingto the foreseenrules in the ConcessionAgreement.

c) Effective as of February 13, 2010, the Fixed-to-Mobile tariffs, through Anatel´s Edict# 971 of February 9, 2010, had readjustment of 0.98% for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, was also approved the readjustment of fixed-to-mobile interconnectionrate(VUM) related to theVC1, VC2 and VC3 in 0.67%.

SHAREHOLDING STRUCTURE

Telefónica, S.A.
100%
Telefónica Internacional S.A.
100%
SP Telecomunicações Participações Ltda.
ON 34.87%
PN 80.53%
ON 50.71%
PN 8.61%
ON 14.30%
PN 10.81%
Telecomunicações de São Paulo S/A - TELESP
Other Shareholders

CAPITAL STRUCTURE COMPOSITION

As of December 31, 2010	Common	Preferred	Total
Controlling Company	144,462,997	300,749,951	445,212,948
	85.57%	*89.13%*	*87.95%*
Minority shareholders	24,146,294	36,482,238	60,628,532
	14.30%	*10.81%*	*11.98%*
Treasury shares	210,579	185,213	395,792
	0.12%	*0.05%*	*0.08%*
Total number of shares	168,819,870	337,417,402	506,237,272

Book Value per share (R$):	23.06
Capital stock - in thousands of R$ (as of 12/31/10):	6,575,480

DISCLAIMER

This document contains statements that constitute forward-looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward-looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Company’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Brazilian Market Regulator.

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: http://www15.telefonica.com.br/investidores/.

INVESTOR RELATIONS

Norair Ferreira do Carmo
Maria Tereza Ali Pelicano David
Carolina Fernandes Pontes Mada
Cristina Marini Teles
Luciana Nóri de Souza

(55 11) 3549-7200
ri.telefonicabr@telefonica.com.br
www.telefonica.com.br

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	February 16, 2011	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director